THE BUSINESS LAW GROUP
                         Securities and Corporate Law
                               Corporate Finance

                               January 30, 2007

Mr. John Stickel
U. S. Securities & Exchange Commission
Corporate Finance
Mail Stop 3561
100 F Street N.E.
Washington, D.C. 20549-3561

Re:   Casino Players, Inc.
      Registration Statement on Form SB-2
      Filed October 27, 2006
      File No. 333-138251


Dear Mr. Stickel:

      We submit this letter to you on behalf of Casino Players, Inc. (the "Company") in connection with your November 21, 2006 letter pertaining to the above referenced document. We have carefully reviewed your comments and attempted to address fully each one in the Form SB-2 pre-effective amendment. This letter keys our responses to your comments in the order they were received.


General

1. Provide us with any artwork that you intend to use. The inside front cover artwork should be clear illustrations of your product or business with concise language describing the illustrations. Artwork that does not convey the business purpose and language that strays beyond a limited scope will not be appropriate inside the front cover.

The Company does not intend to use any artwork in the document.

Cover Page

2. You disclose the company will sell its shares at $.25/share, but do not indicate the selling price of the shareholders. Revise to provide disclosure similar to that provided in your 18th risk factor to provide investors with information regarding the pricing of the resale offering as well as the company's primary offering.

We have revised the cover page to provide disclosure regarding the pricing of the resale offering.


        255 S. Orange Avenue * Suite 1201 * Orlando, Florida 32801-3465
                   Phone (407) 835-1234 * Fax (407) 425-0032

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Summary of Our Offering
Our Business, page 1

3. Expand your disclosure to provide a brief description of what it is you do as a "casino representation company". Discuss your plan to offer poker tournaments on cruises. Clearly discuss the current status of your business and what services you provide and generate revenues from now versus your future plans in order to give investors an idea of the business they are investing in.

We have expanded the disclosure pursuant to you your request.

4. Expand your disclosure related to Casino Rated Players, Inc. While Casino Players, Inc. was formed in July 2005, Casino Rated Players, Inc. began operating in its most recent form in July 2004 and appears to be the company's only business. Describe the business operations of Casino Rated Players, Inc. from July 2004 through the time it was acquired by the company. Ensure your next amendment clearly discloses in the summary that the disposition of Casino Rated Players by Invicta Group was undertaken to liquidate Invicta of under- or non-performing assets. Describe the material terms of the acquisition transaction.

We have expanded our disclosure per your comment.

5. Revise 2nd paragraph to include your revenues and net losses for the last audited period and interim stub. Ensure the summary section of your next amendment includes the most current financial information available. Your June versus September results indicate no revenue earned in the last quarter. Revise the description of your business to clearly state this.

We have revised the summary to include the revenues and net losses for the last audited period and interim stub.

The Offering, page 1

6. Expand this section to provide information regarding your net proceeds if only 50% or 25% of the shares are sold.

We expanded the section per your comment.

Risk Factors, page 2

7. Remove the second and third sentences of the "Risk Factors" introductory paragraph. To the extent that you do not deem certain risks material at this time, you should not refer to them in this section.

We have removed the second and third sentence of the introductory paragraph.

8. If material to your company, add a risk factor to discuss any risks associated with offering poker tournaments on cruises. Discuss your lack of operating history in

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this regard, the costs associated with this initiative and the competition you will face.

We do not believe that the risk associated with the offering poker tournaments on cruises is material to our Company.

You may never realize a return on your investment, page 2

9. Revise to clarify that you have never earned a profit. We recommend you disclose that even if you raise sufficient money in this offering, there is no guarantee that you will succeed in business.

We have revised to clarify.

Our limited operating history will make it difficult to evaluate an investment in our common stock, page 3

10. Expand your disclosure to specify during what specific time period Casino Rated Players was dormant.

We have added specific dates to our disclosure per your comment.

We face very strong competition for finding and referring players to our casino partners, page 3

11. This risk factor seems to address two separate risks: the competitive risk to your company from casinos themselves and the risk to your company from other casino reps. Revise to present these as two or more separate risk factors, providing more detail in each new risk factor that you have. In the casino risk factor, discuss any specific risks that stem from having your partners also be your competition.

We have revised to address these two risks separately as requested.

12. The only way you create revenue is through player referrals to casinos. Consider adding a separate risk factor to highlight this and discuss the obstacles you face in securing players to refer. Discuss the material impact to your business if a significant number of players you refer do not gamble at the levels expected, resulting in the casinos limiting the number of discount or free rooms available to you. Revise throughout entire filing that you derive revenues from both player referrals and your poker cruises. If the poker cruises are to yet a viable business operation, revise entire filing to state the same.

We added this risk factor to our disclosures.

13. Consider adding a risk factor to discuss the risks associated with your reliance on casinos to track the betting of players you refer and how the size of your commission is tied to the play duration or betting amounts of the players.

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Disclose how the casinos track this activity and whether you have a system to verify it.

We have added disclosure of the casinos' verification system to our business description section.

We are dependent on key personnel, page 4

14. Revise to reconcile your disclosure indicating you do not currently have employment agreements with either Mr. Forhan or Mr. Fahoome, with your disclosure on page 26 indicating you have agreements with both through August 1, 2007.

We revised this disclosure to reflect renewed employment agreements with Messrs. Forhan and Fahoome.

The trading price of our common stock, page 5

15. Revise to clearly state in this risk factor heading that your stock is considered "penny stock".

We have revised per your comment.

Sales by selling shareholders, page 6

16. Expand your disclosure to discuss whether any potential conflicts exist in connection with your selling shares simultaneously with your shareholders. Discuss whether and how your sales efforts might by hindered by the availability of the shares offered by selling shareholders.

We have expanded our disclosure per you comment.

Special Note Regarding Forward-Looking Statements, page 6

17. Revise to clarify here and on page 24 that the safe harbor for forward-looking statements is not applicable to you. Refer to Section 27A of the Securities Act of 1933.

Would you please kindly explained your concern to us?

18. Revise to remove your statement that all subsequent written and oral forward-looking statements are "qualified in their entirety" by this prospectus.

We have removed the relevant statement from the document.

Where You Can Find More Information, page 7

19. Revise to reflect the new address for the SEC public reference facility: room 1580, 100 F Street, N.E., Washington, D.C.20549.

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We have revised the section to reflect the new address.

Use of Proceeds, page 7

20. Reconcile your itemized use of proceeds here with the total amount you expect to raise. You state here and elsewhere that if you sell all the offered shares you will receive $1,950,000 in net proceeds, yet the total form the table on page 7 equals $2,115,000 and the total from the table on page 8 equals $1,990,000.

We have reconciled the itemized use of proceeds section per your comment.

21. Reconcile the tables on pages 7 and 8. They should include the same line items and to the extent that a particular line item is not applicable, a zero or some other notation should be added to clarify.

We have reconciled the tables per your comment.

22. In the notes to the table on page 7, revise your description related to the Acquisition Rep Company to clarify how these particular proceeds will be used. If the $1M is the amount you expect to spend on a new acquisition target, revise to clarify. If this amount relates to a specific target, advise.

We have not yet identified any specific targets. We have revised our disclosure accordingly.


Determination of Offering Price, page 8

23. You state you considered a list of specific factors in determining the offering price of your shares. You state in the risk factor section that the price was determined arbitrarily. Revise to reconcile these statements. If you used a list of factors, provide more information regarding how each factor affected the price you chose. Review the last paragraph to clarify that the selling stockholders will sell at $.25/share until a market develops on the OTCBB.

We have revised to reconcile our statement regarding the determination of the offering price.

Dilution, page 10

24. Your disclosure indicates that some of your original 29,300,000 shares were issued in exchange for services, the acquisition of Casino Rated Player assets, etc. It is unclear why the average per share price was $0. Revise to clarify.

We have revised this disclosure to reflect the value of the services provided.

Selling Security Holders, page 10

25. Expand the disclosure to describe how the selling shareholders acquired their securities and to disclose the material terms of these transactions,

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including dates the securities were acquired and the consideration paid for them. Ensure that all agreements defining the rights of securityholders or between a selling securityholder and the company are filed as exhibits to filing.

We have expended our disclosure pertaining to the selling shareholders according to your comment.

Directors, Executive Officers, Promoters and Control Persons, page 14

26. Mr. Forhan continues to serve as CEO of Invicta. Discuss what Invicta does and, if material, include a risk factor to discuss possible conflicts of interest as well as time constraints from his multiple responsibilities.

We have added a discussion of Mr. Forhan's involvement with Invicta per your request.

27. Disclose what business experiences Mr. Forhan had between January 5, 2000 and January 5, 2004.

We have added information regarding Mr. Forhan's activities during this period.

Interest of Named Experts and Counsel, page 18

28. Revise to provide all of the information required by Item 509 of Regulation S-B. In this regard, we note that J Bennett Grocock of The Business Law Group controls a selling shareholder that may receive up to $725,000 if the 2,900,000 shares of iVest are sold at $.25/shares.

We have revised the section per your comment.

Description of Business, page 18

29. Revise to clarify all aspects of your business. It is unclear whether you attempt to find players to match with casinos or whether you contract with third-party representatives who find the players for you. It is unclear whether each player must have a background check or whether each casino rep must have a background check. Your disclosure in some places states that you will conduct poker mini tournaments, but in other places you indicate you currently engage in this line of business. Revise to clarify this and revise throughout filing to clarify how your business operates and generates revenues.

We have clarified this disclosure as requested.

30. Revise the top paragraph on page 19 and related disclosure on page 25 to disclose that Mr. Forhan was the CEO and director of Invicta at the time of the acquisition and remains as such.

We have revised the section to provide the required disclosure.

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31.    You use marketing language that does not appear to be supported by other facts within your filing. Remove this language or provide support for your statements. For example, "the majority of today's players gamble as a form of entertainment and expect to incur losses", Harrah's Atlantic City is "full of people who play nothing but slots", and Mr. Fahoome "offers credibility" to your company.

We have revised the section to clarify our disclosure, as requested.

32. Expand the last full paragraph on page 20 to disclose how you intend to acquire casino rep companies to increase revenues without generating any additional costs to send more players to casinos.

We have expanded our disclosure per your comment.

33. You intend to use newly issued shares of common stock or preferred stock to pay for future acquisitions. Create a separate risk factor to highlight this and discuss the implications to current investors.

We have created a separate risk factor to highlight the risk. Please see Risk Factor 19.

34.    Expand disclosure on page 21 regarding the cruise tournaments.
Discuss any current agreements to conduct these tournaments, and if so, file as exhibits. Disclose whether you or your management has any past experience in organizing and facilitating such cruise tournaments.

We have expanded our disclosure to discuss the cruise tournaments.

Marketing, page 21

35. Given that Mr. Fahoome co-owned VIP Junkets, discuss whether he now has exclusive rights to the database or whether the other co-owner also has access to the database. If applicable, discuss any risks associated with your use of this database.

Mr. Fahoome has exclusive right to his database. We do not believe there are any material risks associated with his use of the database.

Our Products and Services, page 23

36. You disclose that you are not dependent on any one customer or supplier, yet it appears that Harrah's is significant enough that a loss of its license would have a material impact on your business. Consider including a risk factor to discuss your dependence on Harrah's, if material to your business. Also provide support for your asserted ability to join MGM Grand or remove this assertion.

Casinos no longer require exclusive contracts with their licensed Rep Companies. Today, each Casino giant owns multiple Casinos in Las Vegas and other destinations, and will accept a new Rep without exclusivity. We do not think this is a material risk factor to the Company.

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Offices, page 23

37. You currently indicate that the Southfield office lease will terminate August 31, 2006. Please update.

We have revised the section to reflect the renewed office lease.

Management's Discussion & Analysis, page 23

38. Comprehensively revise this section to provide information regarding the company's results over the past two years and performance in the last nine months. Include the business reasons underlying changes between periods and discuss any material trends. We noticed no revenue generated during the last quarter. Discuss this trend and explain why you believe you will be able to generate revenue in future periods.

We have revised the section accordingly.

39. Reconcile your disclosure here with your tables on pages 7 and 8. We note both your line items and your disclosure regarding the funds necessary to operate for the next 12 months should be reconciled. In "Use of Proceeds" you indicate if you sell 50% of the shares, you will be able to operate for the next 12 months. In this section you indicate you will be able to continue with only 25% of the shares sold. Revise to provide consistent information.

We have reconciled our disclosures per you comment.

40. We note you have not yet generated significant revenues from the commissions collected from casinos to which you send players, and the independent auditor's report contains a modification concerning your ability to continue as a going concern. Expand your disclosure to discuss the consequences should you be unable to sell sufficient shares to raise the necessary funds to pursue your business plan. Discuss how long you can presently continue to satisfy your cash requirements before additional funding will be necessary to sustain the business. As appropriate, expand disclosure in the footnotes of your financial statements.

We have expanded our disclosure in the footnotes of our financial statements as requested.

Revenue Recognition, page 24

41. Revise your discussion to focus on the specific revenue recognition policies of the company as related to your particular business model.

Revenue recognition for the business is recorded when the commissions are received from the Casinos regarding a Player that has been sent and actually qualified for commission. We revised our disclosure accordingly.

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Certain Relationships and Related Transactions, page 25

42. Expand your disclosure to describe any other transactions to which you were a party in which any manager, executive officer, significant security holder, or family member of any such person, had or is to have a direct or indirect material interest, or explain to us why such disclosure is not required. For example, disclose the $50,000 loan you received from Invicta on April 12, 2006. Also discuss the transactions with David Scott and iVest or advise.

We have expanded out disclosure as requested.

43. We note that you were organized within the past five years. Include the information required by Item 404(d) of Regulation S-B, as necessary.

We have added the required information to our disclosure.  Bill?? promoters


Casino Players, Inc.
Financial Statements as of December 31, 2005, pages F-10 - F-19

44. Refer to the asset acquisition in Note 4. You state on page 1 of your filing that you purchased the entire ongoing business and assets of a former entity known as CRP. If this transaction was between entities under common control, the transaction should be accounted for at historical cost and in a manner similar to a pooling-of-interests. Therefore, financial statements of the previously separate companies for periods prior to the combination are restated on a combined basis to furnish comparative information. However, the previously separate entities should not be combined for periods prior to the date that common control was established. Revise your filing accordingly or advise. Please note that audited financial statements are required for all periods between July 13, 2004 and December 31, 2005 regardless of whether the two entities were under common control or had a predecessor/successor relationship.

Since the companies were under common control at the time of the acquisition, we used the historical cost approach to account for the purchase. Casino Players assumed all relevant assets and liabilities at the historical cost. The only relevant item was the accrued compensation to the officers which was assumed at its historical cost. The only other items were intercompany receivables and payables with Casino Rated Players parent company, Invicta Group which were all written off in consolidation in 2005.

45. If the historical financial statements of the two companies are restated on a combined basis, Casino Players, Inc. does not appear to qualify as a development stage company under SFAS 7. Provide support for your conclusion or delete that designation. If you are a development stage company, you are required to comply with the disclosure requirements of paragraph 11 of that standard. Your statement of stockholders' equity must comply with format specified in paragraph 11d and cumulative amounts must be included in compliance with paragraph 11b and 11c. The cumulative column presented in the audited financial statements should be audited. Revise or advise as appropriate.

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We have removed the heading on Financials "Development Stage Company"

46. Refer to stock issuance in Note 5. The shares issued to the founders "for services" on October 22, 2005 should be valued the same as the other shares issued on that date. The corresponding charge should be included in the income statement. Revise accordingly.

We have charged founders services at the same stock value as all other consultants and included corresponding charge in the income statement.

Financial Statements as of June 30, 2006, page F-20

47. Per Item 310(b) pf Regulation S-B, only the interim financial statements of the most recent fiscal period are required to be presented. As the financial statements as of September 30, 2006 have been included, please remove the financial statements as of June 30, 2006.

We have removed June 30, 2006 financial statements from the document

Statement of Operations, page F-28

48. Note that net loss per share is not a cumulative measure. Please revise to remove the amount for the period from inception through September 30, 2006.


We have revised the Statements of Operations as requested.

Part II

Recent Sales of Unregistered Securities, page 1

49. Expand the disclosure provided in this section to include the information required by Item 701 of Regulation S-B for all unregistered securities that you sold within the past three years. Also provide a description and factual basis for the exemptions relied upon, the amount of consideration received, the date of the sale and aggregate amounts for the past three years. For securities sold other than for cash, describe the type and amount of consideration received by the issuer.

We expanded the disclosure to include the required information. During 2005 and 2006, the Company issued common shares for service on the Board of Directors and as employee and consultant compensation. The Company relied on the exemption from the registration requirements of the Securities Act provided in Section 4(2) and Rule 506 promulgated thereunder, based on its belief that the offer and sale of the shares did not involve a public offering, as all of the purchasers were ''accredited'' investors and no general solicitation was involved in the offering.

Signatures, page 4

50. Include the signature of the person acting as the Principal Financial Officer and the person acting as the Controller or Principal Accounting Officer.

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If a person signs in more than one capacity, you should indicate each capacity in which that person signs.

We have revised the signature page accordingly.

Exhibit 5.1 - Opinion and Consent of Legal Counsel

51. We do not understand what agreement you are referring to in the last sentence of the second paragraph of the opinion. Remove this sentence or advise.

We have revised per your comment and will re-file the legal opinion on the date of effectiveness.

52. Revise the legal opinion to remove all limitation on the use of the opinion by other persons or for other purposes. We suggest deleting the first sentence of the third paragraph.

We have revised per your comment and will re-file the legal opinion on the date of effectiveness.

53. Provide a legal opinion that opines on the corporate laws of Nevada and remove the reference to your law firm being licensed to practice only in Florida.

We have revised per your comment and will re-file the legal opinion on the date of effectiveness.

54. Remove the last two sentences of the opinion or re-file the opinion on the date of effectiveness of the registration statement.

We have revised per your comment and will re-file the legal opinion on the date of effectiveness.


Enclosed herewith please find (i) three (3) clean and (ii) three (3) marked to show changes copies of the Form SB-2 amendment. We very much appreciate your guidance and sincerely hope that the revised document adequately addresses your concerns. Should you have any questions or comments, please feel free to call J. Bennett Grocock, Esq. at (407) 992-1101, or Ivo J. Travnicek at (407) 992-1113.


                                                Very Truly Yours,


                                                /s/ The Business Law Group

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